[LETTERHEAD OF PERKINS COIE LLP]

December 8, 2004

Ms. Peggy Kim

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	HouseValues, Inc. Form S-1
Registration No. 333-118740
Originally filed September 1, 2004

Dear Ms. Kim:

This letter sets forth the response of HouseValues, Inc. (the “Company”) to the Staff’s comment relating to the Company’s registration statement on Form S-1 (the “Registration Statement”), contained in your letter dated December 7, 2004 (the “Comment Letter”). The response is numbered to correspond to the number of the comment in the Comment Letter. The disclosure described herein is contained in pre-effective Amendment No. 5 to the Registration Statement (the “Amendment”), filed on the date hereof, copies of which are enclosed for your convenience.

Form S-1

Exhibit 5.1, Legal Opinion

Comment No. 1

We note that you have assumed that the “Company received the consideration required by resolutions of the Board . . . authorizing the original issuance of the Selling Shareholder shares.” It appears that counsel should be able to ascertain whether Housevalues has received the consideration for the shares issued to the selling stockholders. Please revise to delete this assumption.

Response to Comment No. 1

In response to this comment we have revised our legal opinion to delete the referenced assumption and refiled it as Exhibit 5.1.

December 8, 2004

Increase in Proposed Initial Public Offering Price Range

To follow up on a conversation with Mr. Neil Miller of the Staff earlier today, the Company wishes to direct the Staff’s attention to the fact that it has increased the anticipated public offering price range from $10.00 to $12.00 per share to $13.00 to $15.00 per share, and has revised the disclosure relating to this increase throughout the Amendment. We supplementally advise the Staff that, based on an analysis of the facts and circumstances surrounding the increase in the range, the Company does not believe that this increase requires recirculation of its preliminary prospectus.

The increase in the price range occurred as a result of the strong reception received by the Company from prospective investors during the road show which it has undertaken, as well as increasingly favorable market conditions over the past several trading days. On Monday, December 6, 2004, management of the Company had various discussions with the managing underwriters which involved speculation regarding the proposed offering price, and there was a preliminary indication that there might be an increase in the price range, but no definitive indication given the fact that the road show was still progressing. During a conference call with the underwriters today at 10:45 a.m. Pacific time, the underwriters confirmed to the Board of Directors of the Company the continuing strong reception for the offering among prospective investors, as well as their interpretation of the favorable market conditions. Accordingly, based upon this feedback, the Company’s Board of Directors decided to amend the Registration Statement to reflect the increase in the price range.

The Company believes that the disclosure in the Registration Statement, taken as a whole, remains adequate and meaningful disclosure to investors in all material respects. None of the principal sections of the preliminary prospectus concerning the Company, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Management,” change in any material respect as a result of the increase in the price range.

The only disclosure that changes in a meaningful way as a result of the increase is the net proceeds disclosure on page 21 and the dilution disclosure on page 24. With respect to the net proceeds disclosure, the Company disclosed in the “Use of Proceeds” section in the preliminary prospectus that the principal purposes of the offering are to create a public market for the Company’s common stock and to facilitate the Company’s access to the public capital markets. The increase in the price range has no effect on those purposes, which remain the principal purposes of the offering. In addition, the Company disclosed in the “Use of Proceeds” section in the preliminary prospectus that the Company is not undertaking the offering to raise funds in order to satisfy any particular capital need or plans, and that the Company currently has no specific plan for using the net proceeds. Similarly, the Company has no specific plan for the use of any additional proceeds it would receive as a result of the

December 8, 2004

increase in the anticipated public offering price. Accordingly, the Company’s disclosure with respect to the use of proceeds remains accurate in all material respects, notwithstanding the increase in the net proceeds from the offering. As set forth in the preliminary prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company continues to believe that the net proceeds from the offering, in combination with the Company’s existing cash, cash equivalents, short-term investments and cash generated from operations, will be sufficient to satisfy the Company’s currently anticipated cash requirements through at least the next twelve months.

With respect to the dilution disclosure on page 24, the increase in the anticipated public offering price range will result in increased dilution in pro forma as adjusted net tangible book value per share to new investors from $8.79 per share to $11.33 per share. The Company does not believe that this increase is a material change requiring a recirculation of the preliminary prospectus because the Company has previously disclosed in a risk factor on page 19 that investors purchasing common stock in the offering will incur immediate and substantial dilution in net tangible book value per share.

The Company has been informed by Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., the joint book-running managers for the offering, that the members of the underwriting syndicate are being informed of the increase in the price range and that the members of the syndicate are in the process of notifying potential investors that have expressed an interest in this offering, either orally or by email, of the increase in the price range.

In conclusion, the Company does not believe that the increase in the price range rises to the level of a material change that would require recirculation of the preliminary prospectus, and we respectfully request that the Staff concur in this analysis.

December 8, 2004

Please note that the Company has requested that the Registration Statement be declared effective on December 9, 2004 at 4:00 p.m. Eastern time. Accordingly, the Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter or the Amendment, please contact me at (206) 359-8448 or Scott Gelband at (206) 359-8650.

Very truly yours,

/s/ PATRICK J. DEVINE

Patrick J. Devine

PJD:jd

cc:	HouseValues, Inc.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Piper Jaffray & Co.
Thomas Weisel Partners LLC
Pacific Crest Securities Inc.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
KPMG LLP